July 31, 2012

Via EDGAR and Facsimile (202) 772-9283

Mr. Marc Thomas

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C.  20549

Re:                             FirstCity Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 15, 2012

File No. 033-19694

Dear Mr. Thomas:

On behalf of FirstCity Financial Corporation (“FirstCity,” “the Company,” “we” and “our”), I submit the following responses to the comments contained in your letter dated June 13, 2012, concerning the above-referenced filings. The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in your comment letter.

Form 10-K filed for the Period Ended December 31, 2011

Financial Statements — General

1.                          We note the increase in holdings of U.S. Portfolio Assets acquired through equity method investments in unconsolidated Acquisition Partnerships in both fiscal 2010 and 2011. In light of the company’s expectations and the material impact the equity income from these types of investments has had on operating performance in both 2010 and 2011, tell us what consideration you have given to including equity method investee financial statements given that this information would be material to an investor.

Response:  In preparing our financial statement footnotes, we evaluate the level and extent of financial information that we disclose about our unconsolidated Acquisition Partnerships to ensure that we comply with applicable reporting standards and provide transparent and meaningful information to our investors. The elements of our disclosure evaluation include various quantitative and qualitative considerations, such as consideration of our investment basis in the partnerships, equity income attributed to the partnerships, and material information about the partnerships that we believe investors will find meaningful and relevant. We perform this disclosure evaluation process on our unconsolidated Acquisition Partnerships on an individual basis and, as applicable, on a combined basis for Acquisition Partnerships that are owned by common co-investors.

6400 Imperial Drive • Waco, Texas 76712 • P.O. Box 8216 • Waco, Texas 76714 • (254) 761-2800

Securities and Exchange Commission

July 31, 2012

The following information provides some perspective regarding the composition, number and size of our Acquisition Partnerships as of and for the years ended December 31, 2011 and 2010, which we considered in performing our disclosure evaluation analysis:

•                  The Company’s equity income from unconsolidated Acquisition Partnerships in 2011 comprised FirstCity’s share of net earnings from 34 Acquisition Partnerships (including 23 U.S. Acquisition Partnerships), and in 2010 comprised FirstCity’s share of net earnings from 46 Acquisition Partnerships (including 24 U.S. Acquisition Partnerships);

•                  In 2011 and 2010, FirstCity did not recognize equity income from any individual Acquisition Partnership, or combined group of Acquisition Partnerships under common ownership, in excess of 20% of its consolidated pre-tax earnings from continuing operations;

•                  At December 31, 2011 and 2010, FirstCity did not carry an investment basis (including loan advances) in any individual Acquisition Partnership, or combined group of Acquisition Partnerships under common ownership, in excess of 20% of its consolidated total assets; and

•                  At December 31, 2011 and 2010, FirstCity’s share of assets in each individual Acquisition Partnership, or combined group of Acquisition Partnerships under common ownership, did not exceed 20% of its consolidated total assets.

Based on this analysis, we believe that the summarized condensed financial information (disaggregated by region) that we disclosed in our Form 10-K for the year ended December 31, 2011 about our Acquisition Partnerships in the financial statement footnotes (in accordance with US GAAP disclosure requirements), combined with the detailed narrative analysis about our Acquisition Partnerships that we disclosed in Management’s Discussion and Analysis (“MD&A”), provides information to our investors regarding our Acquisition Partnerships that was material, meaningful and relevant. In response to the Staff’s comment, we respectfully propose that the Staff agree that FirstCity may continue its disclosure evaluation practices related to its Acquisition Partnerships as described above. We will continue to evaluate the significance of our individual Acquisition Partnerships and combined groups of Acquisition Partnerships under common ownership, and adjust our financial disclosures accordingly in future year-end reporting periods, as warranted, in light of the impact of these partnerships to our financial condition and operations for such periods.

Form 10-Q filed for the Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements

Note (5) Loans Receivable

Loans Receivable — other, page 21

2.                          We note that $8.683 million of the “Other-commercial loans” were classified as nonaccrual at the period ended March 31, 2012 and that a significant portion of these loans have been on nonaccrual status for a significant timeframe as evidenced by the credit quality indicator tables both in the recent December 31, 2011 Form 10-K and the March 31, 2012 Form 10-Q. We also note the allocated allowance for loan losses on these loans has not changed since December 31, 2010. So that the reader will have a better understanding of the nature, type and geographical location of these loans as well as the procedures in place to determine the adequacy of the recorded allowance for loan losses for the periods presented, please provide us with and revise future filings to address this information.

Response:  Regarding the nature, type and geographical location of the “Other — commercial loans” that were classified as nonaccrual at March 31, 2012, these loans represent the “Loans receivable — other” that we

Securities and Exchange Commission

July 31, 2012

described on page 21 of our Form 10-Q for the quarterly period ended March 31, 2012 as being loans made to non-affiliated entities and secured by business assets such as accounts receivable, inventory, property and equipment, and real estate. In response to the Staff’s comment, we respectfully propose to revise and clarify this disclosure in future submissions by incorporating the following (or comparable) explanatory footnote to the “Other — commercial loans” line-item that is included in this tabular disclosure:

(1)         Represents loans made to U.S. non-affiliated entities that are secured primarily by business assets (as disclosed previously under the heading “Loans receivable — other” of this footnote).

Regarding the procedures in place to determine the adequacy of the recorded allowance for loan losses, please note that we disclosed such procedures for these loans and other originated loans in our significant accounting policies footnote under the heading “Loans Held for Investment” on page 13 of our Form 10-Q for the quarterly period ended March 31, 2012. In response to the Staff’s comment, we respectfully propose to retain our existing disclosure of these procedures within our significant accounting policies footnote.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income from Portfolio Assets, page 49

3.                          Please provide us with and revise future filings to address and quantify the revenues, both in the aggregate and by geographic portfolio, recognized from each of the various revenue generating sources within the line item “Income from Portfolio Assets” for the periods presented.

Response:  The following is a breakdown of our “Income from Portfolio Assets” based on the primary revenue-generating sources, both in the aggregate and by geographic location, for the three-month period ended March 31, 2012:

	Three Months Ended
	March 31, 2012
	(Dollars in thousands)
	Income-Accruing Loans		Non-Accrual Loans
	Purchased		Purchased Credit-
	Credit-		Impaired Loans			Other
	Impaired				Cost recovery
	Loans	Other	Cash basis		basis	Cash basis	Real Estate	Total
United States	$371	$71	$5,102	(1)	$1,759	$35	$825	$8,163

Germany	—	—	211		—	—	(1)	210

Mexico	—	—	—		132	—	—	132

Total	$371	$71	$5,313		$1,891	$35	$824	$8,505

(1)         Includes $4.3 million of liquidation income generated from loan sales.

The sources of income from our Portfolio Assets in the tabular disclosure above are consistent with the grouping categories that we currently use to disclose the carrying values of such assets by income-recognition method in our MD&A disclosures (most recently on page 57 of our Form 10-Q for the quarterly period ended March 31, 2012) and in our quarterly earnings releases (most recently on page 8 of Exhibit 99.1

Securities and Exchange Commission

July 31, 2012

as included in our Form 8-K that was filed on May 10, 2012). We respectfully propose that FirstCity be allowed to comply with the Staff’s comment by including MD&A disclosure in future submissions that includes the information in the tabular disclosure above (or comparable disclosure), to provide greater transparency of the composition of our income from Portfolio Assets.

* * * * *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me.

Very truly yours,

/s/ J. Bryan Baker
J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
(254) 761-2810